Filed by CenturyTel, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Qwest Communications International Inc.
Commission File No.: 001-15577

Date: Wednesday, May 12, 2010
Subject: CenturyLink-Qwest Update #1

Dear Colleagues:

This is the first in a series of updates you will receive as we work through the integration planning process and subsequent combination of our two companies. Only three weeks have passed since we announced the transaction, but already we have several important developments to share.

Regulatory Process and Approval Update

There are several items to update on the regulatory and approval process:

  On Monday, May 10, our companies filed an Application for Consent to Transfer Control (commonly known as a 214 application) with the Federal Communications Commission.
  Over the next few weeks, we also will file for approval in more than 20 states where we have local operating territories or conduct business as an interexchange carrier or CLEC.
  Today, we plan to file a notification of the transaction (commonly known as a Hart-Scott-Rodino filing), formally initiating antitrust review by the Department of Justice.
  In addition, in the next few weeks we will file a joint preliminary proxy statement with the Securities and Exchange Commission.
  Shareholders from each company will have to approve the transaction as well. We currently anticipate conducting shareholder meetings in the August 2010 timeframe.

We anticipate having all approvals and completing the transaction in the first half of 2011.

Integration

In the next few weeks, we expect to make additional announcements regarding the remaining members of the combined company senior leadership team, who will drive the planning of the new organization. We don't expect that additional personnel decisions will be made until later this year. We understand this process will cause anxiety, but we must take a measured approach to our staffing decisions. We will update you on these decisions as we get further into the process.

We've taken an important step in naming strong leaders in our respective companies to manage integration planning. Maxine Moreau, senior vice president of Centralized Operations for CenturyLink, and Matt Rotter, vice president of Network Operations for Colorado and Wyoming for Qwest, will partner in the development and execution of our overall integration plan. They each bring a wealth of knowledge and expertise to their roles and will lead a process that is thoughtful, well-organized and seamless for our customers.

Integration work will proceed according to a disciplined plan, and it's important that we don't get ahead of the plan. The integration team will reach out to various organizations as needed for information and assistance to aid in integration planning.

Please keep in mind that until the transaction closes, we will remain separate and independent companies and must continue to operate as such. We need to be especially careful that we fully comply with antitrust laws. While we will be planning for post-closing business activities, we must maintain the competitive status quo between our companies and not take any steps - for example, exchange sensitive corporate information or make joint agreements - that would be detrimental to competition between the two companies, particularly if the transaction should not close.

We have worked hard to be known as companies and people of integrity, and protecting our reputations for transparency and legal compliance must continue to be one of our highest priorities.

Stay Focused on the Business

Competition isn't going to take a breather while we work our way through the approval and integration process. We must continue to work diligently to execute the strategies of our respective companies and win wherever we compete. Nothing is changing for now - and for months to come - about the way we conduct our businesses, go to market or serve our customers.

If you have direct contact with customers, please do your best to ensure that every interaction is a positive one. If you are responsible for the network, engineer and operate it to be as efficient and reliable as possible. If your work has a direct impact on revenues, pursue every opportunity to retain and grow them. The best way to ensure we are successful over the long term is to give our full attention to the work we've been entrusted with today.

We greatly appreciate all you are doing to create success for our companies. Look for more updates in the near future.

Glen Post
CenturyLink CEO and President

Ed Mueller
Qwest Chairman and CEO

Forward Looking Statements
Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control.  Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and their respective shareholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Qwest's operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry; the ability of the combined company to effectively adjust to changes in the communications industry and to successfully introduce new product or service offerings on a timely and cost-effective basis; any adverse developments in commercial disputes or legal proceedings; the ability of the combined company to utilize net operating losses in amounts projected; changes in our future cash requirements; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink's and Qwest's reports filed with the Securities and Exchange Commission (SEC).  There can be no assurance that the proposed acquisition will in fact be consummated.  You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Qwest undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information
CenturyLink and Qwest plan to file a joint proxy statement/prospectus with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Qwest, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Qwest, 1801 California Street, Denver, Colorado 80202, Attention: Shareholder Relations, 51st Floor. The respective directors and executive officers of CenturyLink and Qwest and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink's directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 7, 2010, and information regarding Qwest directors and executive officers is available in its proxy statement filed with the SEC by Qwest on March 17, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.